

September 28, 2015

<u>**Via Email**</u>
Aneliya Crawford, Esq.
Olshan Frome & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

> **Re:** **Casella Waste Systems, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement filed on Schedule**
> **14A by JCP Investment Management, LLC, et al**
> **Filed September 23, 2015**
> **File No. 000-23211**
>
> **Definitive Additional Soliciting Materials on Schedule 14A filed by**
> **JCP Investment Management, LLC, et al.**
> **Filed September 10, 2015**
> **File No. 000-23211**

Dear Ms. Crawford:

We have reviewed your filings and have the following comments.

<u>Definitive Additional Soliciting Materials filed September 10, 2015</u>
<u>Amended Proxy Statement</u>

<u>General</u>

1. We note your response to prior comment 3 of our letter dated September 18, 2015 and partially reissue the comment. It is not apparent that the sentence to which you refer adequately advises shareholders of the opinions expressed in the variety of slides that follow in the 38-page slide presentation. In future filings, please clearly indicate each time, as appropriate, the reasonable opinions expressed by the filing persons. Refer generally to Rule 14a-9.

2. We refer to Exhibit A and your response to prior comment 3. Please revise the proxy statement to clarify the basis for the filing persons' belief that the companies referenced are the "<u>Most</u> Similar Competitors" for purposes of the comparison. In that regard, we note that the market capitalization of the companies you selected are materially distinct

from that of Casella. To the extent you continue to make references to the "Most Similar Competitors Group" in comparative statements regarding TSR and/or performance, please identify (1) that JCP selected the companies and believes that the companies in the group are the most similar and (2) the material quantitative and qualitative similarities and differences between the entities that you have selected and Casella (i.e., reference the relative market capitalization of each of the companies in the group as compared to Casella). Refer to Rule 14a-9.

3. We refer to prior comment 3 and page 5 of the amended proxy statement. The graph does not appear to support the claim over the entire 10 year period regarding poor capital allocation with no return on capital. When asserting comparisons of cumulative capital expenditures to incremental growth in earnings generated, please characterize the conclusions appropriately by referencing the years in which there has not been an incremental increase in adjusted EBITDA.

4. We note the revisions made in response to prior comment 12. There does not appear to be a basis for the claim that the company had dismal performance on an *absolute* basis for the -5 year period. Please revise your disclosure accordingly.

5. Please provide further context in the materials each time when making claims regarding the company's "consistently missed guidance over 15 years." We note that the support provided in Exhibit A does not demonstrate that the company consistently missed its guidance targets each year over the 15 year time period, which is implied by the filing persons' statement. Please revise future filings consistent with this comment. Refer to Rule 14a-9.

6. Please refer to page 6 of the amended proxy statement. Please revise to correct the reference to the 11.5 million shares of Class B stock issued on September 28, 2012 as it would appear that 11.5 million shares of Class A stock were issued on that date. Please revise or advise.

Schedule I

7. Please refer to prior comment 9 and to the filing persons' SC 13D filing on April 28, 2015, which indicates that shares of Class A Common stock were acquired by JCP Investment Partnership LP between April 7 and April 21, 2015. Please revise the table in the proxy statement to reflect the acquisitions per Item 5(b) of SC 14A.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions